Mail Stop 3561

November 15, 2007

Mr. Alexander L. Weis
 Chief Executive Officer and Chief Financial Officer
AVIATION UPGRADE TECHNOLOGIES, INC.
14785 Omicron Drive, Suite 104
San Antonio, Texas 78245

      Re: Aviation Upgrade Technologies, Inc.
           Form 10-KSB for the year ended December 31, 2006
           File No. 0-28347

Dear Mr. Weis:

      We have completed our review of your Form 10-KSB and have no further comments at this time.

               Sincerely,

               David R. Humphrey
               Branch Chief